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Sip n' Unwind

Caribbean Restaurant & Bar

Fort Lauderdale, FL
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $5,000 invested.
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THE PITCH
Sip n' Unwind is seeking investment to secure working capital and launch the first multi-cultural Caribbean restaurant in Fort Lauderdale, Florida.

First LocationRenovating Location
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OUR MISSION

Sip n' Unwind aims to promote a relaxed, family environment encouraging customers to unwind while connecting with the diverse neighborhood not only through food and drinks but through the principles of life "eat, laugh & love."

Sip n' Unwind strives to provide exceptional customer experience in a positive environment where our patrons can come relax and unwind. Life has many ups and downs; words are powerful weapons that are used daily for good or bad. Sip n' Unwind understands this concept therefore, upholds integrity, ethics and core values not only through personalization of each customer drink or food of choice but also our team, our facility, our practice and the decisions we make each day that affects the world around us.

The restaurant will accomplish these goals by setting itself apart from the competition as a true neighborhood Caribbean restaurant offering a vast selection of multi-cultural Caribbean cuisines and drinks along with traditional alcoholic beverages all in a vibrant, positive and family oriented environment designed to make patrons return for more.

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LOCATION

Sip n' Unwind will be located in Broward County, Florida which is within the larger city of Fort Lauderdale.

The geographical neighborhood has many retail, fast food and independent restaurants with an average traffic count of 200,000 daily. The area was selected because of its multicultural demographics and reasonable rate.

Sip n' Unwind is seeking approximately 2,000 – 4,500 square foot premises paying $18-$50 per square foot annually, NNN lease.

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THE MENU
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TARGET MARKET

Sip n Unwinds target market consists of the following:

Those with a minimum household income of $50,000.
Between the ages of 30 and 67.
Live within an 8 mile radius.

Tourists and locals can lounge in the centrally positioned restaurant and bar located in Broward County making it an ideal location.

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OUR WALL OF INSPIRATION

We plan to incorporate a unique dynamic. We encourage our customers to write a positive word, phrase and/or sentence of encouragement on our wall of inspiration.

In Jamaica the Rastafarian religion have a saying "Words sound a powa" meaning words are powerful; some use it for good others may use it to promote negativity.

We want our customers to write an encouraging phrase or sentence for others to know they are not alone; this too shall pass.

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THE TEAM

Sasha Anderson

Owner

Sip n' Unwind is an LLC owned by Sasha-gaye Anderson doing business in the state of Florida, Broward County. Sasha is currently employed at a non-profit managed care organization, within corporate America, managing a staff of 10. She has minimal restaurant experience however, she's interned at The Simpson Restaurant and Bar, located in Brooklyn New York; under the direction and leadership of renowned Chef Winford P. Simpson whom has 30 years in the industry. She worked at the back and front of the house preparing meals at the end of the line such as salads and desserts. She also managed inventory, pre-prep meals, expedited the line and wait tables. While her character may be a risk within the food accommodation industry her passion comes from the negative impact words and for phrases may alter one's view of self. Also Sasha's ability to be a leader not only through teamwork but time management, developing key performance indicators, dashboards, employee engagement, customer engagement and multi-tasking skills.

Furthermore, her sentiments for the community and food comes from her travels across the Caribbean and being from the Caribbean herself seems best suited. Moreover, her mission to take patrons through a journey with different flavors and spices came from her own personal struggles, with life which makes a common cause with her mission that life is a journey worth living.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $10,000

Location Build-out $7,800

Inventory $1,000

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,095,000	$1,204,500	$1,288,815	$1,353,255	$1,393,852
Cost of Goods Sold	$219,000	$240,900	$257,763	$270,651	$278,770
Gross Profit	$876,000	$963,600	$1,031,052	$1,082,604	$1,115,082

EXPENSES

Rent	$1,248	$1,279	$1,310	$1,342	$1,375
Utilities	$60,000	$61,500	$63,037	$64,612	$66,227
Salaries	$198,912	$218,803	$234,119	$245,824	$253,198
Insurance	$9,600	$9,840	$10,086	$10,338	$10,596
Equipment Lease	$48,000	$49,200	$50,430	$51,690	$52,982
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
Legal & Professional Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Operating Profit	$543,240	$607,603	$656,312	$692,647	$714,150

This information is provided by Sip n' Unwind. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $20,000

Maximum Raise $50,000

Amount Invested $0

Investors 0
Investment Round Ends July 2, 2021
Summary of Terms
Legal Business Name Sip n' Unwind, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.8×
Investment Multiple 1.65×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2027
Financial Condition
Forecasted milestones

Sip n' Unwind forecasts the following milestones:

Secure lease in Fort Lauderdale by July, 2021.

Hire for the following positions by August, 2021: Waiter/Waitress, Barista, Chef

Achieve $1,500,000 revenue per year by 2023.

Achieve 350,000 profit per year by 2022.

No operating history

Sip n' Unwind was established in April, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sip n' Unwind to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sip n' Unwind operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sip n' Unwind competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sip n' Unwind's core business or the inability to compete successfully against the with other competitors could negatively affect Sip n' Unwind's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sip n' Unwind's management or vote on and/or influence any managerial decisions regarding Sip n' Unwind. Furthermore, if the founders or other key personnel of Sip n' Unwind were to leave Sip n' Unwind or become unable to work, Sip n' Unwind (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sip n' Unwind and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sip n' Unwind is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sip n' Unwind might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sip n' Unwind is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sip n' Unwind

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sip n' Unwind's financial performance or ability to continue to operate. In the event Sip n' Unwind ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sip n' Unwind nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sip n' Unwind will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sip n' Unwind is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sip n' Unwind will carry some insurance, Sip n' Unwind may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sip n' Unwind could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sip n' Unwind's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sip n' Unwind's management will coincide: you both want Sip n' Unwind to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sip n' Unwind to act conservative to make sure they are best equipped to repay the Note obligations, while Sip n' Unwind might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sip n' Unwind needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sip n' Unwind or management), which is responsible for monitoring Sip n' Unwind's compliance with the law. Sip n' Unwind will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sip n' Unwind is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sip n' Unwind fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sip n' Unwind, and the revenue of Sip n' Unwind can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sip n' Unwind to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Sip n' Unwind is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Sip n' Unwind is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Sip n' Unwind is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Sip n' Unwind. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Sip n' Unwind isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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